SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michelle A. Hodges, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Dr.

Irvine, California 92612-4412

(949) 451-3800

November 18, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0		Page 2 of 7
1	NAME OF REPORTING PERSON FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON HC

(1)	As described in Item 4, as of the date hereof, all shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), have been canceled as a result of a merger of a wholly-owned subsidiary of The First American Corporation (“First American”) with and into the Issuer.

CUSIP No. 31845F 10 0		Page 3 of 7
1	NAME OF REPORTING PERSON The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON HC/CO

(1)	As described in Item 4, as of the date hereof, all shares of Class A Stock have been canceled as a result of a merger of a wholly-owned subsidiary of First American with and into the Issuer.

CUSIP No. 31845F 10 0		Page 4 of 7
1	NAME OF REPORTING PERSON First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON CO

(1)	As described in Item 4, as of the date hereof, all shares of Class A Stock have been canceled as a result of a merger of a wholly-owned subsidiary of First American with and into the Issuer.

INTRODUCTION:

This Schedule 13D/A amends the Schedule 13D previously filed by The First American Corporation, a California corporation (“First American”), on June 16, 2003 (the “Original 13D”), as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to the Original 13D filed jointly by First American; FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”) on September 23, 2005, April 14, 2006, June 29, 2009, October 9, 2009 and November 12, 2009, respectively, relating to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), including Class A Stock that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the Reporting Persons. Unless specifically amended or updated hereby, the disclosure set forth in the Original 13D, as filed or previously amended, remains unchanged. Capitalized terms used herein have the meanings ascribed to them in the Original 13D, as filed or previously amended, unless otherwise indicated.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The previously announced subsequent offering period for First American’s exchange offer for all shares of Class A Stock of the Issuer (the “Exchange Offer”) expired at 5:00 P.M., New York City time, on November 17, 2009. A total of 933,179 shares of Class A Stock were tendered or delivered pursuant to guaranteed delivery procedures during the subsequent offering period for the same consideration as was provided during the initial offering period for the Exchange Offer—0.58 of a First American common share per share of tendered Class A Stock, plus cash in lieu of any fractional common share that would otherwise be issuable to a tendering stockholder after aggregating all First American common shares that such stockholder was entitled to receive in exchange for tendered shares of Class A Stock (the “Offer Consideration”).

On November 18, 2009, First American caused the merger of the Issuer with a wholly-owned subsidiary of First American (“Merger Sub”). Shares of Class A Stock cancelled in such merger (the “Merger”) were converted into the right to receive the Offer Consideration.

ITEM 4.	PURPOSE OF TRANSACTION.

Upon consummation of the Merger, all outstanding shares of Class A Stock that were not indirectly owned by First American at the effective time of the Merger were converted into the right to receive the Offer Consideration, and each share of Class A Stock (including shares of Class A Stock that were issued upon conversion of Class B Stock on a one-for-one basis) indirectly owned by First American was cancelled without consideration. Shares of the capital stock of Merger Sub were cancelled in the Merger and converted into the right to receive shares of common stock of the Issuer. As a result of the Merger, the Reporting Persons own all of the outstanding common stock of the Issuer.

On November 18, 2009, First American issued a press release announcing the expiration of the subsequent offering period for the Exchange Offer, the results of the Exchange Offer and the Merger. Such press release is filed herewith as Exhibit 99.1 and the information contained therein is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the information set forth above under Item 4 of this Schedule 13D/A.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Press Release, dated November 18, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 18, 2009).

*        *        *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 18, 2009	FADV HOLDINGS LLC

	By:	/s/ Kenneth DeGiorgio
	Name:	Kenneth DeGiorgio
	Title:	Vice President

Date: November 18, 2009	THE FIRST AMERICAN CORPORATION

	By:	/s/ Kenneth D. DeGiorgio
	Name:	Kenneth D. DeGiorgio
	Title:	Senior Vice President

Date: November 18, 2009	FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

	By:	/s/ Kenneth D. DeGiorgio
	Name:	Kenneth D. DeGiorgio
	Title:	Vice President

Index to Exhibits

99.1	Press Release, dated November 18, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 18, 2009).